EXHIBIT 99.1




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IMMEDIATE RELEASE                            MEDIA CONTACT:
                                             Hope Johnson
                                             607-377-8258
                                             johnsonhe@worldkitchen.com
                                             --------------------------


              WORLD KITCHEN TO SELL OXO INTERNATIONAL BUSINESS TO
                    HELEN OF TROY IN $275 MILLION TRANSACTION

Sale Will Enhance World Kitchen's Long-Term Competitiveness and Profitability by
    Dramatically Reducing Debt and Allowing Sharpened Focus on Its Portfolio of
                                 Leading Brands


     RESTON, VA, APRIL 30, 2004 - WKI Holding Company, Inc. (World Kitchen),

which operates principally through its subsidiary World Kitchen, Inc., today announced the signing of a definitive agreement to sell its OXO International business to Helen of Troy Ltd. (Nasdaq: HELE) for $275 million in cash.  With offices in New York City, OXO develops and markets a wide range of innovative consumer products under brand names such as OXO(R) and Good Grips(R).


     The sale of OXO reflects World Kitchen management's efforts to sharpen the company's focus on its portfolio of globally recognized brands - Corelle(R),

Pyrex(R), CorningWare(R), Baker's Secret(R), Chicago Cutlery(R), EKCO(R),

Revere(R) and OLFA(R).  The proceeds of the transaction will be used to dramatically reduce debt, which will significantly lower annual interest payments and enable World Kitchen to accelerate investment in its brands.


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World Kitchen - 2


     James A. Sharman, President and Chief Executive Officer of World Kitchen,

said: "Our outstanding brands are the foundation of our future success and we will continue to take bold steps to improve their performance and strengthen our balance sheet.  OXO has been a strong contributor over the years, but it has limited synergies with our other brands.  With this sale, we'll maximize our return and meaningfully reduce our debt.  OXO has a bright future with Helen of

Troy and we wish Alex Lee and the entire OXO team continued success."

     Terry R. Peets, Chairman of World Kitchen, said: "World Kitchen's Board of

Directors and management team share the same strategic vision: enhancing the company's value by strongly investing in our world-recognized brands.  We look forward to the financial and operational benefits this sale will help us to achieve."

     Alex Lee, President of OXO, and other members of OXO's senior management team are expected to continue in their positions under Helen of Troy's ownership.

     Completion of the transaction, which is expected to occur in the second quarter of 2004, is subject to approval of World Kitchen's senior lenders,

consummation of Helen of Troy's bank financing and other usual and customary closing conditions.

     Dresdner Kleinwort Wasserstein LLC advised World Kitchen in connection with the sale of OXO.


ABOUT WORLD KITCHEN, INC.
Headquartered in Reston, Virginia, World Kitchen and its affiliates manufacture and market glass, glass ceramic and metal cookware, bakeware, tabletop products and cutlery sold under well-known brands including CorningWare(R), Pyrex(R), Corelle(R), Revere(R), EKCO(R), Baker's Secret(R), Magnalite(R), Chicago Cutlery(R), OLFA(R) and OXO(R). The Company employs approximately 2,900 people, and has major manufacturing and distribution operations in the


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United States, Canada and Asia-Pacific regions.  For more information, visit
www.worldkitchen.com.
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